UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guardion Health Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40145Q 104
(CUSIP Number)

December 27, 2016
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40145Q 104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher A. Scangas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,000
	8.	SHARED VOTING POWER 2,578,489
	9.	SOLE DISPOSITIVE POWER 30,000
	10.	SHARED DISPOSITIVE POWER 2,578,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,489
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.05%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 40145Q 104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, $.001 par value, of Guardion Health Sciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 15150 Avenue of Science, Suite 200, San Diego, California 92128.

Item 2.  Identity and Background.

(a) – (c), (f) This statement is being filed by Christopher A. Scangas, a 5% shareholder of the Issuer, with an address at 25 Sandpiper Strand, Coronado, California 92118. Mr. Scangas is a citizen of the United States.

(d) – (e) During the last five years, Mr. Scangas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On December 1, 2009, Mr. Scangas received 1,000,000 shares of Common Stock of the Issuer as a founder of the Issuer, which shares are held in the Cynthia Elaine Trust dated December 12, 2014, which was originally held in the Christopher A. Scangas Dynasty Trust dated September 29, 2003 (the “Trust”). Mr. Scangas and his wife, Cynthia Scangas, are Trustees of the Trust.

On June 29, 2012, the Trust purchased 69,688 shares of Common Stock of the Issuer by converting a promissory note into stock, the principal and interest of which was $33,875 of the Trust’s funds.

On June 29, 2012, Jason Scangas, son of Mr. Scangas, purchased 208,125 shares of Common Stock of the Issuer by converting a promissory note into stock, the principal and interest of which was $100,875 of Jason Scangas’ personal funds. Mr. Scangas holds power of attorney over the shares owned by his son, Jason Scangas.

On June 29, 2012, the Cynthia Elaine Scangas Dated June 12 2002-IRA rollover, BNY Mellon Trustee, which was later transferred to Trust Company of America C/FBO Cynthia E. Scangas (the “Scangas IRA”) purchased 138,750 shares of Common Stock of the Issuer by converting a promissory note into stock, the principal and interest of which was $67,250 of the Scangas IRA funds, which are retirement assets of Cynthia Scangas, wife of Mr. Scangas. Due to Internal Revenue Service requirements on distributions of IRA assets, on December 8, 2016, 1,540 shares of Common Stock of the Issuer were distributed out of the Scangas IRA into the personal name of Cynthia Scangas, wife of Mr. Scangas, which she currently holds in her name as an individual.

On May 1, 2015, Jason Scangas, son of Mr. Scangas, purchased 124,981 shares of Common Stock of the Issuer by converting a promissory note into stock, the principal and interest of which was $56,241.10 of Jason Scangas’ personal funds.

On May 1, 2015, Jason Scangas, son of Mr. Scangas, purchased 30,880 shares of Common Stock of the Issuer by converting a second promissory note into stock, the principal and interest of which was $13,895.89 of Jason Scangas’ personal funds.

On May 1, 2015, the Scangas Trust purchased 372,588 shares of Common Stock of the Issuer by converting a promissory note into stock, the principal and interest of which was $204,923.29 of the Trust’s funds.

On May 1, 2015, the Scangas Trust purchased 183,477 shares of Common Stock of the Issuer by converting a second promissory note into stock, the principal and interest of which was $100,912.33 of the Trust’s funds. Mr. Scangas and his wife, Cynthia Scangas are Trustees of the Trust.

On May 1, 2015, the Scangas Trust purchased 350,000 shares of Common Stock of the Issuer by exercising a warrant to purchase Common Stock of the Issuer, using $63,000 of interest from one of its promissory notes to pay the exercise price of the warrant.

On May 1, 2015, the Scangas Trust purchased 100,000 shares of Common Stock of the Issuer by exercising a warrant to purchase Common Stock of the Issuer, using $27,000 of interest from one of its promissory notes to pay the exercise price of the warrant.

On March 29, 2016, as an inducement to enter into a short-term loan with the Issuer, Mr. Scangas received a warrant to purchase 30,000 shares of Common Stock of the Issuer at an exercise price of $0.50 per share immediately vested and exercisable for three years that he holds in his name as an individual.

Item 4.  Purpose of Transaction.

(a) The purpose of each of the issuances of Common Stock described above was for Mr. Scangas to acquire an equity interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Scangas beneficially owns 2,608,489 shares of Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 1, 2, 3, and 4 above is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits. None.

CUSIP No. 40145Q 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 5, 2017

By:	/s/ Vincent J. Roth as attorney-in-fact for Christopher A. Scangas

Name:	Christopher A. Scangas

Title:	As an individual